

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2017

Mail Stop 4720

<u>Via E-mail</u>
Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

      Re: **IBERIABANK Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 21, 2017
              File No. 001-37532

Dear Mr. Restel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Gus Rodriguez

                           Gus Rodriguez
                           Accounting Branch Chief
                           Office of Financial Services